Contactar

www.linkedin.com/in/
donaldinostroza (LinkedIn)
calendly.com/donald-inostroza
(Company)

Aptitudes principales

Mobile Architecture

Android

Node.js

Honors-Awards

Winner

Donald Inostroza

CTO of Eskuad (Techstars '21)

Chile

Extracto

Eskuad lets Natural Resources Companies -forestry, marine, agriculture- have better visibility into their operations by providing tools to enable easy data collection by their field workers, even while disconnected.

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Experiencia

Eskuad
Chief Technology Officer
septiembre de 2021 - Present (9 meses)
Santiago, Chile

Globant
4 años 4 meses

Senior Android Developer
marzo de 2021 - agosto de 2021 (6 meses)
Santiago, Santiago Metropolitan, Chile

Android Developer - Latam Airlines
abril de 2020 - febrero de 2021 (11 meses)
Santiago, Santiago Metropolitan, Chile

- I gave support to the Latam mobile application and participate in the process of migration to a new app.

Android Developer - ESPN mobile TV project
julio de 2019 - marzo de 2020 (9 meses)
Santiago, Santiago Metropolitan, Chile

- I worked on the ESPN Android TV app and ESPN handset app.
- I worked in depth with the Leanback Library for Android TV to give a new aspect to the video player.

Android Developer -
abril de 2019 - junio de 2019 (3 meses)
Santiago, Santiago Metropolitan, Chile

- I worked for 2 months adding functionalities in 3 native apps with an Android/ iOS development team.
- I developed with Kotlin and other tools like Room, Koin, ViewModel, Navigation, Google Maps API among others.

Android Developer - Digital Transformation at Banco Bci
mayo de 2017 - marzo de 2019 (1 año 11 meses)
Santiago, Santiago Metropolitan, Chile

- I worked developing the mobile app as a part of an agile team for Banco Bci.
- Contributed to the design of an architecture for the application based on clean principles, which gave scalability and allowed the implementation of good practices like TDD.

Colegium
2 años 10 meses

Mobile Development Lead
enero de 2017 - mayo de 2017 (5 meses)
Provincia de Santiago, Chile

- Worked in the design and development of the mobile application's architecture for different data source processing, depending on the client.
- Responsible for lead and coordinate the mobile development team's activities.

Software Engineer
agosto de 2014 - diciembre de 2016 (2 años 5 meses)
Santiago, Chile

- Developed a mobile application for parents interested in their children's scholar information, like grades, annotations, reports, and any other information the school provided to the parents.
- Designed and built an architecture for generate, store, and deliver Push notifications.

MamüllApps
Founder & Software Engineer
diciembre de 2013 - julio de 2014 (8 meses)
Concepción, Bio-Bio, Chile

- Designed and developed an online production monitoring and control system from scratch for the manufacturing industry. More specifically, an Android application thought for data capture inside a manufacturing facility and a Web system that shows KPI indicators for stakeholders.

- Worked closely with clients in sales, providing technical support and understanding of new requirements to improve the app.

PlanControl SpA
Co-Founder & CTO
mayo de 2012 - noviembre de 2013 (1 año 7 meses)
Concepción

- Created the PlanControl application for Android operating systems, which leverages a system service in order to monitor and measure phone calls, SMS, and Internet data usage and plans recommendations based on data previously collected.
- Responsible for lead and coordinate the development team.

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Educación

Universidad de Concepción
Engineer's degree, Systems Engineering · (marzo de 2011 - diciembre de 2012)

Universidad de Concepción
Bachelor of Science - BS, Computer Science · (2005 - 2010)